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07003807

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diamond Edge Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 1620
(No. and Street)

New York, (City) NY (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lori Schiaffino (212) 342-7402
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berenson LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street, New York, NY 10020
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lori Schiaffino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diamond Edge Capital Partners, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VIRGINIA BELLO
Notary Public, State of New York
No. 01BE6157845
Certified in New York County
Terms Expires on December 11, 20 11

Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIAMOND EDGE CAPITAL PARTNERS, LLC

TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2006



INDEPENDENT AUDITORS' REPORT

Member
Diamond Edge Capital Partners, LLC
New York, NY

We have audited the accompanying statement of financial condition of Diamond Edge Capital Partners, LLC as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Diamond Edge Capital Partners, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Berenson LLP

New York, NY
February 26, 2007

Berenson LLP, Certified Public Accountants 135 West 50th Street, New York, NY 10020 TEL 212.977.6800 FAX 212.245.3808 WEB berenson.com

DIAMOND EDGE CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Current assets:	
Cash and cash equivalents	$ 331,495
Accounts receivable	1,173,613
Prepaid expenses	4,820
Total current assets	1,509,928
Property and equipment, net	138,710
	$1,648,638

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 100,290
Total current liabilities	100,290
Deferred rent	117,450
	217,740
Commitments and contingencies	
Member's equity	1,430,898
	$1,648,638

The accompanying notes are an integral part of the financial statement.

DIAMOND EDGE CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2006

1. Organization and business:

Diamond Edge Capital Partners, LLC (the "Company") was formed February 17, 2004, as a limited liability company in the state of Delaware. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company specializes as a placement agency, primarily focusing on the alternative asset investment community. The Company's clients consist of hedge fund managers, private equity/venture capital managers and real estate managers.

2. Significant accounting policies:

a. Revenue recognition:

Fee revenue consists of private investment placement fees, and/or an agreed percentage placement fee contingent upon management and incentive fees collected by the fund manager. Revenue is recorded either upon the capital commitment or upon the actual draw down of capital. In certain instances, retainer fees are received which are recorded as earned.

b. Cash and cash equivalents:

Cash equivalents consist of short-term, highly liquid investments which are readily convertible into cash and have original maturities of three months or less. The Company maintains its cash accounts in one commercial bank. The balance in this bank is insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2006, the Company had an uninsured cash balance of approximately $263,000.

c. Property and equipment:

Property and equipment, stated at cost, is composed of equipment, furniture and leasehold improvements. Equipment and furniture are depreciated over their estimated useful lives. Leasehold improvements are amortized over the term of the related lease or estimated useful life, whichever is shorter. Property and equipment are written off when they are no longer being used or are fully depreciated.

DIAMOND EDGE CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

2. Significant accounting policies: (Continued)

d. Income taxes:

The Company is a single-member LLC and as such is a disregarded entity for tax purposes. The Company's taxable income is included in the partnership return of its parent, Diamond Edge Capital Holdings, LLC. As a partnership, there is no Federal or New York State income tax; instead the earnings and losses are included in the personal returns of the parent's members and taxed depending on their personal tax situations. Accordingly, the financial statements do not reflect a provision or liability for Federal or New York State income taxes.

e. Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

3. Property and equipment:

Furniture and fixtures	$ 21,847
Equipment	25,937
Leasehold improvements	123,062
	170,846
Less: accumulated depreciation	32,136
	$138,710

4. Irrevocable standby letter of credit:

The Company has an irrevocable standby letter of credit with City National Bank ("CNB") in the amount of approximately $100,800 that automatically extends on a yearly basis. This standby letter of credit is used as a security deposit for the Company's landlord.

DIAMOND EDGE CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

5. Net capital requirements:

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day but, as of December 31, 2006, the Company had net capital of $113,195 which exceeded requirements by $98,679.

6. Commitments and contingencies:

In November 2005, the Company entered into an agreement to lease its new operating facilities through October 31, 2010. As part of this agreement, the landlord has agreed to contribute up to approximately $103,000 to the cost of labor and materials for the portion of the tenant's initial alteration work which constitute qualified renovations as defined in the agreement. The costs of these renovations are included in property and equipment at December 31, 2006. A deferred rent liability has been recorded to reflect these renovations. The deferred rent liability is being amortized on a straight-line basis over the lease term.

The Company's lease agreement provides for scheduled rent increases, as well as various real estate and cost of living escalations during the term of the lease as well as a four month rent abatement during the first year. In accordance with Financial Accounting Standards Board Technical Bulletin No. 85-3 – *Accounting for Operating Leases with Schedule Rent Increases*, the Company is accounting for this lease on a straight-line basis. The result of this lease accounting is a deferred rent liability of approximately $31,000 at December 31, 2006. Future minimum lease commitments are as follows:

Years ending December 31,	2007	$103,000
	2008	106,000
	2009	108,000
	2010	111,000
		$428,000

Rent expense amounted to approximately $113,000 for the year ended December 31, 2006.


END